

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2014

Via E-mail
Kurtis A. Kramarenko
Chief Executive Officer
Cross Click Media Inc.
8275 S. Eastern Avenue, Suite 200-661
Las Vegas, NV 89120

> **Re:** **Cross Click Media Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 10, 2014**
> **File No. 000-55110**

Dear Mr. Kramarenko:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
      Gary Gottlieb
      Cross Click Media Inc.

      Joe Laxague
      Clark Corporate Law Group LLP